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                                                                     Exhibit 99(e)

                        Entergy New Orleans, Inc.
         Computation of Ratios of Earnings to Fixed Charges and
    Ratios of Earnings to Combined Fixed Charges and Preferred Dividends


                                                                                                                   June
                                                                1993      1994      1995       1996      1997      1998
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Fixed charges, as defined:
  Total Interest                                                 21,092    18,272    17,802     16,304    15,287    14,985
  Interest applicable to rentals                                    544     1,245       916        831       911       991
                                                                ----------------------------------------------------------
Total fixed charges, as defined                                  21,636    19,517    18,718     17,135    16,198    15,976

Preferred dividends, as defined (a)                               2,952     2,071     1,964      1,549     1,723     1,707
                                                                ----------------------------------------------------------

Combined fixed charges and preferred dividends, as defined      $24,588   $21,588   $20,682    $18,684   $17,921   $17,683
                                                               ===========================================================
Earnings as defined:
  Net Income                                                    $47,709   $13,211   $34,386    $26,776   $15,451   $15,270
  Add:
    Provision for income taxes:
     Total                                                       31,938     4,600    20,467     16,216    12,142    11,802
    Fixed charges as above                                       21,636    19,517    18,718     17,135    16,198    15,976
                                                               -----------------------------------------------------------
Total earnings, as defined                                     $101,283   $37,328   $73,571    $60,127   $43,791   $43,048
                                                               ===========================================================

Ratio of earnings to fixed charges, as defined                     4.68      1.91      3.93       3.51      2.70      2.69
                                                               ===========================================================

Ratio of earnings to combined fixed charges and
 preferred dividends, as defined                                   4.12      1.73      3.56       3.22      2.44      2.43
                                                               ===========================================================


------------------------
(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.

(b) Earnings for the twelve months ended December 31, 1991 include the $90 million effect of the 1991 NOPSI Settlement.

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